Exhibit 99.2

 Q2 2025PRESENTATION  August 14, 2025

 Forward Looking Statement  This presentation and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, expected activity levels in the jack-up rig and oil industry, contract revenue backlog, contracts and contract commitments, contract start dates and rates, options, contract commitments, LOIs and LOAs, contract coverage including contract coverage expectations for 2025 and 2026, outlook for Mexico, the Middle East and other regions and expectations on contracted rigs, expectations on demand, utilization and long-term fundamentals, expectations on rog retirements, potential revenue, including rates that may be achieved, guidance on results of operations including 2025 results, expected trends in dayrates, market conditions, statements about pro forma liquidity, statements about dividends and share buybacks, statements about the global jack-up fleet, including the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction and expectations as to when such rigs will join the global fleet, statements about the expected timing of payment of receivables owed to us, statements about commitments from commercial banks which have the effect of increasing available amounts under revolving credit facilities and more favourable terms for financial covenants and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry and industry conditions, business, the risk that our actual results of operations in future periods differ materially from expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments or receivables to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert commitments, LOIs and LOAs into contracts, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that contract revenue backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting our most recently delivered rigs and other available rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our convertible bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to the commitments to increase the size of the Company's RCF and reallocate the guarantee facility and amend certain covenants and enter into a new RCF including the risk that the conditions to these commitments are not satisfied or the definitive documentation to implement these commitments are not entered into on the contemplated terms, in a timely matter, or at all, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required and risks relating to the terms of any refinancing, including risks related to dilution from any future offering of shares or convertible bonds, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with and submissions to the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.  The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q2 2025 Company Overview and Highlights  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Liquidity is based on Q2 cash closing balance, adjusted for July $102.5m equity raise (net of fees) and upsize of RCF   capacity to a total of $234m (subject to documentation).  3 Full year 2025 contract coverage includes ~5.5% coverage related to suspension periods in Mexico  3  International Footprint and Diversified Portfolio  Strong q-on-q Adjusted EBITDA growth  Adj. EBITDA  $133.2M  Adj. EBITDA Margin1  49.8%  2025 Coverage  Contract Coverage384%  Average Dayrate  $145k  Strengthening the balance sheet  Pro forma Liquidity2  $425.0M  post July transactions  Debt Amortization  $135M   Per Annum  Youngest Fleet with Global Footprint  Currently  22  Active Rigs  Fleet  24  Modern Rigs  Highlights  Asia  Contracted  22  Middle East  Africa  5  1  North Sea  Mexico  Available  2  SouthAmerica  1  3  7  1  6

 Key Financials Q2 2025  In $ million   Q2 2025  Q1 2025  Change ($)  Change (%)  Total operating revenues  267.7  216.6  51.1  24%  Total operating expenses  (171.2)  (156.8)  (14.4)  9%  Operating income  96.5  60.2  36.3  60%  Net income / (Loss)  35.1  (16.9)  52.0  -  Adjusted EBITDA  133.2  96.1  37.1  39%  Cash and cash equivalents  92.4  170.0  (77.6)  (46%)  Total assets  3,351.7  3,402.2  (50.5)  (2%)  Total liabilities  2,339.1  2,427.3  (88.2)  (4%)  Total equity  1,012.6  974.9  37.7  4%  Quarterly Revenue progression ($M)  Quarterly Adjusted EBITDA progression ($M)  Q3 2023  Q4 2023  Q1 2024  11.7  Q2 2024  12.1  Q3 2024  Q4 2024  6.8  Q1 2025  8.9  Q2 2025  191.5  220.6  234.0  271.9  241.6  263.1  216.6  267.7  Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Q4 2024  Q1 2025  Q2 2025

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues (includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis)  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  5  Fleet Overview  14  New Commitments  $318m  Added Backlog Revenue  $123k  Avg Day Rate2  2,500+  Backlog Days  2025 YTD   Contracting  Statistics1

 Premium fleet well placed to deliver high coverage  Contract Coverage1 (%)  Source: Company data  1 Coverage % represented by the number of contracted days divided by the total days available on a full year basis; includes ~5.5% coverage related to suspension periods in Mexico in 2025  2 Includes priced options  6  2025 coverage in line with our projection of 80-85%  Line of sight to contracts for Prospector 1 and Natt could create upside potential  New awards in Asia illustrate ability to book new contracts with limited to no idle time  Continued focus on increasing coverage in 2026  Improved outlook for Mexico, a market representing c. 20% of our available coverage for 2026  Coverage up by 12 percentage points Q-o-Q2

Healthy utilization and strong long-term fundamentals

Marketed Utilization



100%
95%
90%
85%
80%
75%
70%
65%
60%
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
91%
86%
Modern Util. %
Standard Util. %
Modern Util. %, adj for Saudi[1]

Supportive brent price, despite complex macro environment
Q2 average price of $68/bbl remains supportive for shallow water

Jack-up demand driven by brownfield projects
Resilient demand with low breakeven prices and shorter cycle

Visible incremental demand in the Middle East
Regional demand in 2026/2027 to absorb remaining capacity;
Increasing EPCI awards leading indicator for future drilling activity

Mexican Government's reaffirmed support to PEMEX
Plans to strengthen liquidity and restated production goal of 1,800 mbpd

Rig retirements accelerating
Potential for further retirements on the back of industry consolidation

Source: Petrodata by S&P Global and Company data

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9  In Conclusion  2  Q2 Adj. EBITDA of $133.2m; Q3 activity expected at similar levels     1  Bruno Morand appointed as CEO effective September 1, 2025     4  Balance sheet proactively strengthened; positioned to execute on our long-term strategy     2  Comfortable with 2025 Adj. EBITDA consensus1 of approx. $470m      3  1 Bloomberg consensus 13 August 2025

 Appendix

 ADJUSTED EBITDA RECONCILIATION  11  (in US$ millions)  Q2 2025  Q1 2025  Net income / (loss)  35.1  (16.9)  Depreciation of non-current assets  36.7  35.9  Loss from equity method investments  0.2  1.8  Total financial expense, net  56.4  62.7  Income tax expense  4.8  12.6  Adjusted EBITDA1  133.2  96.1  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA for FY 2025, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

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